NR12-03	January 23, 2012

Cardero’s Ghanaian Partner Issued 3 Prospecting Licenses,
JV Agreements Concluded and Exploration Initiated Over
Sheini Hills Iron Deposits, Ghana

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-A: CDY) announces that Emmaland Resources Limited, its Ghanaian joint venture partner (“Emmaland”) has received from the Government of the Republic of Ghana, through The Minister for Lands and Natural Resources (Ghana) (“Minister”), three prospecting licenses covering lands located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana and referred to as the Sheini Hills Iron Project (approximately 400 square kilometres in aggregate). Cardero Ghana Ltd., an indirect wholly owned Ghanaian subsidiary of the Company (“Cardero Ghana”), has now signed joint venture agreements with Emmaland pursuant to which Cardero Ghana can acquire a 100% joint venture interest in each of the three licenses.

Proposed Work Program

Cardero Ghana is the operator under the joint ventures and will, in collaboration with Emmaland, manage the work on the property. In accordance with the requirements of the prospecting licenses, Cardero Ghana has designed a preliminary exploration program that will, subject to the issuance of the required permits, commence in Q1 2012.

The purpose of the program will be to explore the entire 400 square kilometre licence block, within which iron formations have been already been mapped as outcropping over at least 35 kilometres of strike. The aim is to explore for pockets of direct shipping iron ore within the greater area of known iron formation.

An airborne geophysical survey, comprising V-TEM, magnetic gradiometer and radiometrics has been scheduled for Q1 2012 and the survey is designed to map physical rock properties that will help target higher-grade pockets of haematite-dominated iron formation at surface. In tandem with this, acquisition of high-resolution photo imagery and satellite imagery has been completed and interpretation of the data is in progress.

Cardero Ghana has also signed a contract with a drilling firm in Ghana and drilling is expected to begin in Q1 2012. The initial drill contract is for 10,000 metres, with potential for additional metres thereafter. Construction of the field camp that will support this program has already begun.

The planned program will also include preliminary metallurgical assessment of the upper oxidized and lower primary banded iron formations. Large diameter core is being drilled to facilitate this testing. This work is slated to begin in Q2 2012.

Cardero Resource Corp.	- 2 -	January 23, 2012
NR12-03 – Continued

Joint Ventures with Emmaland

Cardero Ghana, has entered into three separate joint ventures (one for each prospecting license) dated December 12, 2011 (the “Effective Date” of each joint venture) to explore and, if warranted, develop, the lands subject to the prospecting licenses.

Under the joint ventures, Cardero Ghana will have the right to earn a 100% joint venture interest in each license, subject to (a) a 10% NPI in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the license areas that become the subject of one or more mining licenses subsequently issued to Emmaland. In order to earn its interest, Cardero will fund all expenditures under the particular joint venture and make the following payments to Emmaland:

For each of the Sheini Hills North (157.5 km2) and Middle Sheini (157.5 km2) prospecting licenses:

  USD 25,000 upon the agreement to enter into the joint venture (paid)
  USD 250,000 as an initial joint venture payment (paid)
  USD 1,000,000 upon the Effective Date of the joint venture agreement (paid)
  USD 1,000,000 six months after the Effective Date
  USD 500,000 one year after the Effective Date
  USD 1,000,000 two years after the Effective Date
  USD 1,000,000 three years after the Effective Date
  USD 500,000 four years after the Effective Date
  USD 500,000 five years after the Effective Date

For the Sheini South (87.5 km2) prospecting license:

  USD 3,000,000 upon the formation of the joint venture (paid)
  USD 1,000,000 one year after the Effective Date
  USD 1,000,000 two years after the Effective Date

Cardero Ghana will have the right to purchase the 10% NPI held by Emmaland in a joint venture at any time for an amount representing the net present value thereof, as calculated by an independent engineering firm, or such other amount as is acceptable to Emmaland.

The Company has agreed to pay a finder’s fee of 2,000,000 common shares to an arm’s length British Columbia company. The shares are to be issued in stages, as to 500,000 upon execution of one or more joint venture agreements on the Sheini properties, and an additional 500,000 shares after 6, 12 and 18 months, provided that at least one of the joint venture agreements is still in effect and that further work is planned. Issuance of the shares is subject to acceptance for filing of the finder’s fee agreement by the Toronto Stock Exchange, which has not yet occurred.

Cardero Resource Corp.	- 3 -	January 23, 2012
NR12-03 – Continued

Prospecting Licenses

Each of the prospecting licenses is dated December 8, 2011, and is an initial term of two years. Each license requires the completion, during the initial term, of a work program with expenditures of not less than USD 3.06 million (USD 9.18 million in aggregate for all three licenses). Each license may be extended for an additional year without any reduction in area, provided that the requirements of the license (including the required work program) have been complied with and that the additional time is required for the holder of the license to make an informed decision concerning the renewal of the license. Each license may thereafter be renewed for a further period of up to three years (as determined by Minister upon recommendation of the Ghana Minerals Commission), provided that 50% of the area subject to the license must be surrendered upon such renewal. Emmaland may, at any time prior to the expiration of a license, apply for up to three mining licenses over some or all of the area subject to each license. Mining licenses are issued for a maximum of 30 years (subject to extension for an additional period of up to 30 years) and are limited in size to approximately 63 square kilometres. The 10% interest of the Government of Ghana comes into effect upon the issuance of a mining lease.

About Ghana

The Republic of Ghana is located in West Africa and is bordered by Côte d'Ivoire to the west, Burkina Faso to the north, Togo to the east, and the Gulf of Guinea to the south. The population is approximately 24 million people with a labour force of 11.5 million people. Ghana is rich with natural resources and was known for its gold in colonial times, remaining one of the world's top gold producers today. Other exports such as cocoa, oil, timber, electricity, diamonds, bauxite and manganese are major sources of foreign exchange. Ghana remains one of the more economically sound countries in all of Africa.

Ghana operates politically through a stable parliamentary system yet also honours an historic chief system with a complex hierarchy branching downward from an Ashanti king, through four "paramount" regional chiefs and then down to district and village chiefs. Ghana is a modern developing country with strong economic ties in West Africa and with Europe and North America. It is West Africa’s largest gold producer and a top-ten gold producer globally. It is also the world’s second largest cocoa producer and is emerging as an oil-producing nation through newly discovered offshore fields.

“As a major undeveloped iron deposit with world-class potential, Sheini represents another excellent opportunity to increase the Company’s value and exemplifies Cardero’s strategy to generate shareholder value through the acquisition of large-scale bulk-tonnage iron and metallurgical coal deposits” stated Michael Hunter, Cardero’s CEO. “I believe Cardero’s determination and commitment to become a bulk commodity producer is demonstrated by the Company’s two recent acquisitions - amidst major competition, Cardero successfully acquired the Sheini iron project in one of the best mining regions in Africa and the Carbon Creek Metallurgical Coal Deposit in the Peace River Coal District in northeastern British Columbia”.

Cardero Resource Corp.	- 4 -	January 23, 2012
NR12-03 – Continued

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Kareen McKinnon, Vice-President Investor Relations
Metallurgical Coal Projects
Direct Tel: 604 638-1428

Nancy Curry, Corporate Communications
Iron Ore Projects
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs at Sheini, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.